September 16, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Charles Eastman
Robert S.Littlepage

Re:	IJASCODE HANDSOFF MARKETING SYSTEM
Form 1-A
Filed July 19, 2019
File No. 024-11044

Ladies and Gentlemen:

Ijascode Company (“IJASCODE” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2019 (the “Comment Letter”), relating to the above referenced Form 1-A (the “Form 1-A”). We are concurrently filing via EDGAR this letter and a revised draft of the Form 1-A.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated herein, page references correspond to the page of the Form 1-A.

Offering Circular on Form 1-A/A, filed on August 23, 2019
Summary of Significant Accounting Policies
Revenue Recognition, page 8

1.	We note your revised disclosure regarding the "minimal revenue" recognized since the Company's inception. We further note that you recognized revenues of $62,293 in 2018. Based on your product pricing found on page 25, it would appear that you may have several hundred customers. As most of your product plans are multi year arrangements, please expand your footnotes to quantify the outstanding deferred revenue recorded on your balance sheet or tell us why no separate note or financial statement caption is necessary.

- The Company advises the Staff that the Company has revised the disclosure and added additional footnote to quantify deferred revenue on Summary of Significant Accounting Policies Revenue Recognition on - page 8. All the Company's packages are One-Time payment but comes with a monthly maintenance fee, and the length of year/s included in each package means that the customer will be locked-into a fixed monthly maintenance fee rate within those years.

Exclusive Selection of Forum, page 14

2.	We note your response to prior comment six. Please expand your discussion of your arbitration provisions to include within the body of your offering circular a more complete description of the provision. Disclose the relevant forum for arbitration, as well as whether or not arbitration is the exclusive means of resolving disputes between the company andits shareholders. Disclose whether or not the provision applies to claims under the federal securities laws, and if so, please provide risk factor disclosure in this regard. Likewise, address any uncertainty about whether or not a court would enforce the provisions. Lastly, please address the impact of the arbitration provision on claims arising under other applicable state or federal laws.

- The Company advises the Staff that the Company has revised the risk factor disclosure on page 14 of the Form 1-A in response to the Staff’s comment. The Company advises the Staff to look at the revised risk factor under "Our bylaws designate the Court of Chancery of the State of California as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents."

Plan of Distribution, page 19

3.	We note your response to prior comment eight, and your statement that "the company follows Rule 3a4-1 of the Exchange Act...and that the company is certain that none of its product-sales affiliates, officers, directors, executives, and employees are authorized and/or licensed as brokers." Please provide us with a complete analysis demonstrating how the company meets the requirements laid out in Rule 3a4-1 of the Exchange Act, such that associated parties of Ijascode shall not be deemed brokers solely by reason of their participation in the sale of securities under the Offering Circular.

- The Company advises the Staff that the Company has revised the Plan of Distribution and added the Company's analysis as to how the Company meets the requirements under Rule3a4-1 of the Exchange Act.

Selling Security Holders, page 21

4.	We note your response to prior comment nine. By virtue of their positions with thecompany, Messrs. Panopio, Partida, and Holiday, along with Ms. Stearns, appear to be affiliates of the company, and all are offering shares pursuant to your offering circular asselling securityholders. Therefore, please revise Part I, Item 4 of your your offering circular to indicate that your proposed offering does involve the resale of securities by affiliates of the issuer.

- The Company advises the Staff that the Company has revised Part I, Item 4 of the offering circular to indicate that the Company's offering does involve the resale of securities by affiliates of the issuer.

General

5.	We note your response to prior comment 12, but are unable to confirm that you made the requested revision. Please revise to indicate who is signing in the capacity of principal accounting officer.

- The Company advises the Staff that the Company has revised the signature page with the correct signatory. Miss Nelia Stearns is the Company's principal finance and accounting officer.

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Please direct any questions regarding the Company’s responses or the revised draft of the Form 1-A to Engineer Leon Holiday (760-832-1396) & Engineer Jayson Panopio (424)-346-3102, email address: zulu2cleanh2o@aol.com or jaschar702@gmail.com

Sincerely,

IJASCODE HANDSOFF MARKETING SYSTEM

/s/ Jayson Panopio

Jayson Panopio